Exhibit 99.1

Nanox Announces First Quarter 2021 Results and

Provides Business Update

Announced FDA 510(k) clearance for the single source Nanox Cart X-Ray System

Scaling up Company’s semiconductor fabrication plant in South Korea

Ended Q1 with cash and cash equivalents of $219 million and no debt

Management to host conference call and webcast today, May 11, at 8:30 AM ET

NEVE ILAN, Israel—May 11, 2021 -- NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the first quarter ended March 31, 2021 and provided a business update.

“We were very pleased in April to receive FDA clearance for our single source Nanox Cart X-Ray System, a critical achievement for our company, and an important reference point as we prepare to submit for approval of our multi-source device this year,” stated Ran Poliakine, Chairman and Chief Executive Officer of Nanox. “In addition, we are making solid progress, despite the impact of the pandemic, on the technology transfer of MEMs chip technology to our interim clean-room facility in Korea and the construction of our new state-of-the-art fabrication facility.”

Due to delays with the original third-party supplier of the second-generation high-power ceramic tube, which were compounded by the COVID-19 pandemic, Nanox is currently working with two alternative tube suppliers for the multi-source system.

As a result, while the Company does not expect to meet its previously announced milestone of shipment of 1,000 multi-source Nanox units by the first quarter of 2022, the Company believes that it will be able to gain ground during the year to reach the shipment milestone of 1,000 multi-source Nanox units during 2022, and possibly more, if the multi-source Nanox.ARC is cleared by the FDA and authorized by other similar regulatory agencies.

Nanox continues to expect submission of a 510(k) premarket notification to the FDA with respect to the multi-source Nanox.ARC and the Nanox.CLOUD during 2021 and deployment of an initial wave of approximately 15,000 Nanox.ARC units by the end of 2024.

“While we have experienced delays, compounded by the world pandemic, in the production of our second-generation high-power tube by a third-party manufacturer, which caused us to revisit certain timelines associated with the shipment of multi-source units, we believe that the manufacture and shipment of at least 1,000 multi-source systems will be accomplished in 2022,” added Mr. Poliakine.

“We continue to believe that our novel digital x-ray source incorporating our MEMs chip can be manufactured at a fraction of the cost of legacy analog x-ray source tubes. This, along with our innovative Medical Screening as a Service (MSaaS) business model of working with healthcare providers, will allow us to achieve our mission of democratizing medical imaging and making access to imaging more widely available to people who currently have limited or no access or experience long wait times. We have a growing, highly qualified management team and a strong balance sheet, and are working tirelessly toward this goal.”

“Our vision is to provide a worldwide end-to-end medical imaging solution, including remote services such as: image repository, radiologist matching, online and offline diagnostics review and annotation, connectivity to medical imaging AI systems, and billing and reporting. This will enable us to offer a more comprehensive and differentiated medical imaging solution to our customers,” stated Mr. Poliakine.

First Quarter 2021 and Recent Developments:

●	Received FDA 510(k) clearance for its single-source Nanox Cart X-Ray System on April 2, 2021

●	Commenced technology transfer to Nanox’s wholly owned Korean subsidiary to enable production of the silicon MEMs chip that is integral to the Nanox digital X-ray source. The subsidiary is leveraging SK Telecom’s expertise in semiconductors under the joint collaboration between the two companies in establishing permanent chip facility.

●	Appointed global medical business development and sales executive Moshe Shtengel as Chief Business Officer

Financial results for three months ended March 31, 2021

For the three months ended March 31, 2021, the Company reported a net loss of $12.7 million, compared to a net loss of $7.4 million for the three-month period ended March 31, 2020.

Research and Development expenses for the first quarter 2021 were $2.7 million, as compared to $2.4 million for the corresponding prior year period in 2020. The slight increase was due to higher development costs related to the Nanox System, including increased R&D headcount, and costs related to the ongoing regulatory approval process, offset by a decrease in share-based compensation.

Marketing expenses for the first quarter 2021 were $1.7 million, as compared to $1.0 million for the corresponding prior year period in 2020. These expenses increased due to higher investments in brand awareness and product marketing capabilities as well as share-based compensation.

General and administrative expenses for the first quarter 2021 were $8.2 million, as compared to $4.0 million for corresponding prior year period in 2020. The increase in general and administrative expenses in the first quarter of 2021 as compared to the corresponding prior period was due to secondary offering expenses and share-based compensation.

Net cash used in operating activities during the first quarter 2021 was $4.4 million.

The Company ended the first quarter 2021 with cash and cash equivalents of $219.3 million, including $13.6 million cash in transit which was paid soon after the quarter ended.

Non-GAAP net loss for the three months ended March 31, 2021 was $7.1 million, as compared to $2.6 million for the corresponding prior year period in 2020. Non-GAAP research and development expenses for the first quarter of 2021 were $2.1 million, as compared to $689 thousand for the corresponding prior year period in 2020. Non-GAAP marketing expenses for first quarter 2021 were $1.2 million, as compared to $651 thousand for the corresponding prior year period in 2020. Non-GAAP general and administrative expenses for the first quarter 2021 were $3.7 million, as compared to $1.2 million for the corresponding period year period in 2020.

A reconciliation between GAAP and non-GAAP metrics for the three-month period ended March 31, 2021 and March 31, 2020 is provided in the financial results that are part of this press release. The difference between the GAAP and non-GAAP results for each of the metrics above is mainly attributable to secondary offering expenses and share-based compensation.

As of March 31, 2021, the Company had approximately 47.6 million shares outstanding.

Conference call and webcast details

Tuesday, May 11, 2021 @ 8:30am ET

Investor domestic dial-in: 877-407-0789

Investor international dial-in: 201-689-8562

Conference ID: 13718794

Webcast link: http://public.viavid.com/index.php?id=144411

About Nanox:

Nanox, founded by the serial entrepreneur Ran Poliakine, is an Israeli corporation that is developing a commercial-grade digital X-ray source designed to be used in real-world medical imaging applications. Nanox believes that its novel technology could significantly reduce the costs of medical imaging systems and plans to seek collaborations with world-leading healthcare organizations and companies to provide affordable, early detection imaging service for all. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements contained in this press release that are not historical facts are forward-looking statements and you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. This includes any statements relating to the initiation, timing, progress and results of Nanox’s research and development, manufacturing and commercialization activities with respect to its X-ray source technology and the Nanox.ARC.

Forward-looking statements are based on information Nanox has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include:; Nanox’s (i) ability to successfully demonstrate the feasibility of its technology for commercial applications; (ii)expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its X-ray source technology and the Nanox.ARC from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iii)ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; the market acceptance of the Nanox.ARC and the proposed pay-per-scan business model; (iv)expectations regarding collaborations with third-parties and their potential benefits; and Nanox’s ability to conduct business globally; risks and business interruptions related to the COVID 19 pandemic, among others. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the forward-looking statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2020 and subsequent filings with the U.S. Securities and Exchange Commission. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this video clip to conform these statements to actual results or to changes in Nanox’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

Non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses each adjusts for stock-based compensation expenses.

The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses should not be considered measures of the Company’s liquidity.

A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

Contact:

Itzhak Maayan

Nanox Imaging

IR@nanox.vision

Bob Yedid

LifeSci Advisors

646-597-6989

bob@lifesciadvisors.com

NANO-X IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2021	December 31, 2020
	U.S. Dollars in thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	219,293	213,468
Prepaid expenses and other current assets	2,920	6,325
TOTAL CURRENT ASSETS	222,213	219,793

NON-CURRENT ASSETS:
Restricted cash	304	316
Property and equipment, net	19,639	14,020
Operating lease right-of-use asset	1,496	1,359
Other non-current assets	911	661
TOTAL NON-CURRENT ASSETS	22,350	16,356
TOTAL ASSETS	244,563	236,149

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	454	435
Accrued expenses and other liabilities	17,237	3,526
Current maturities of operating leases	602	519
TOTAL CURRENT LIABILITIES	18,293	4,480

NON-CURRENT LIABILITIES:
Non-current operating leases	927	923
Other long-term liabilities	65	-
TOTAL NON-CURRENT LIABILITIES	992	923
TOTAL LIABILITIES	19,285	5,403
COMMITMENTS

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share, 100,000,000 authorized at March 31, 2021 and December 2020, 47,595,031 and 46,100,173 issued and outstanding at March 31, 2021 and December 31, 2020, respectively	135	131
Additional paid-in capital	322,276	315,031
Accumulated deficit	(97,133)	(84,416)
TOTAL SHAREHOLDERS’ EQUITY	225,278	230,746
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	244,563	236,149

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2021	2020
	U.S. Dollars in thousands

OPERATING EXPENSES:
Research and development	2,709	2,366
Marketing	1,748	973
General and administrative	8,194	4,032
TOTAL OPERATING EXPENSES	12,651	7,371
OPERATING LOSS	(12,651)	(7,371)
FINANCIAL EXPENSES, net	66	51
NET LOSS	(12,717)	(7,422)

BASIC AND DILUTED LOSS PER SHARE	(0.27)	(0.26)
BASIC AND FULLY DILUTED WEIGHTED AVERAGE OF THE NUMBER OF ORDINARY SHARES (in thousands)	46,839	28,924

RECONCILIATION OF GAAP TO NON-GAAP METRICS
(U.S. dollars in thousands (except per share data))

(Unaudited)

	Three Months Ended March 31,
	2021	2020
	(U.S. dollars in thousands, except for per share data)

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares
GAAP net loss attributable to ordinary shares	(12,717)	(7,422)
Non-GAAP adjustments:

Secondary offering expenses	981	-
Class-action litigation expenses	43	-
Share-based compensation	4,639	4,850
Non-GAAP net loss attributable to ordinary shares	(7,054)	(2,572)
BASIC AND DILUTED LOSS PER SHARE	(0.15)	(0.09)
BASIC AND FULLY DILUTED WEIGHTED AVERAGE NUMBER OF
ORDINARY SHARES (in thousands)	46,839	28,924

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)
GAAP research and development expenses	(2,709)	(2,366)
Non-GAAP adjustments:

Share-based compensation	630	1,677

Non-GAAP research and development expenses	(2,079)	(689)

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)
GAAP general and administrative expenses	(8,194)	(4,032)
Non-GAAP adjustments:

Secondary offering expenses	981	-
Class-action litigation expenses	43	-
Share-based compensation	3,422	2,851

Non-GAAP general and administrative expenses	(3,748)	(1,181)